# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oculis Holding AG, CIK 0001953530
CUSIP: H5870P102
Title of class of securities: Ordinary Shares, CHF 0.01 par value per share
Address of issuer's principal executive offices: Bahnhofstrasse 20, Zug, Switzerland (V8), CH-6300
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-273721
Filed by CIK 0001695076

## Reporting persons
- Nan Fung Group Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,815,476; sole dispositive power 0; shared dispositive power 2,815,476; aggregate amount beneficially owned 2,815,476 (4.9% of the class)
- NF Investment Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,815,476; sole dispositive power 0; shared dispositive power 2,815,476; aggregate amount beneficially owned 2,815,476 (4.9% of the class)
- Nan Fung Life Sciences Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,815,476; sole dispositive power 0; shared dispositive power 2,815,476; aggregate amount beneficially owned 2,815,476 (4.9% of the class)
- NFLS Platform Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 514,702; sole dispositive power 0; shared dispositive power 514,702; aggregate amount beneficially owned 514,702 (0.9% of the class)
- NFLS Beta Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 514,702; sole dispositive power 0; shared dispositive power 514,702; aggregate amount beneficially owned 514,702 (0.9% of the class)
- Pivotal Life Sciences Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,300,774; sole dispositive power 0; shared dispositive power 2,300,774; aggregate amount beneficially owned 2,300,774 (4% of the class)
- Pivotal Partners Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,300,774; sole dispositive power 0; shared dispositive power 2,300,774; aggregate amount beneficially owned 2,300,774 (4% of the class)
- Pivotal bioVenture Partners Fund I U.G.P. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,300,774; sole dispositive power 0; shared dispositive power 2,300,774; aggregate amount beneficially owned 2,300,774 (4% of the class)
- Pivotal bioVenture Partners Fund I G.P., L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,300,774; sole dispositive power 0; shared dispositive power 2,300,774; aggregate amount beneficially owned 2,300,774 (4% of the class)
- Pivotal bioVenture Partners Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,300,774; sole dispositive power 0; shared dispositive power 2,300,774; aggregate amount beneficially owned 2,300,774 (4% of the class)

## Item 1. Issuer
Name of issuer: Oculis Holding AG
Address of issuer's principal executive offices: Bahnhofstrasse 20, CH-6300 Zug, Switzerland

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to the ordinary shares, CHF 0.01 par value per share (the "Ordinary Shares") of Oculis Holding AG (the "Issuer") are:

(i) Nan Fung Group Holdings Limited ("NFGHL")
(ii) NF Investment Holdings Limited ("NFIHL")
(iii) Nan Fung Life Sciences Holdings Limited ("Nan Fung Life Sciences")
(iv) NFLS Platform Holdings Limited ("NFLS Platform")
(v) NFLS Beta Limited ("NFLS Beta")
(vi) Pivotal Life Sciences Holdings Limited ("Pivotal Life Sciences")
(vii) Pivotal Partners Ltd ("Pivotal Partners")
(viii) Pivotal bioVenture Partners Fund I U.G.P. Ltd (the "Ultimate General Partner")
(ix) Pivotal bioVenture Partners Fund I G.P., L.P. ("Pivotal GP")
(x) Pivotal bioVenture Partners Fund I, L.P. ("Pivotal," and together with Pivotal Life Sciences, Pivotal Partners, Ultimate General Partner, and Pivotal GP, the "Pivotal Entities").
Address of principal business office or, if none, residence: The address of the principal business office of each of the Pivotal Entities is 501 Second Street, Suite 200, San Francisco, CA 94107. The principal business address of NFGHL is 17th Floor, AIRSIDE, 2 Concorde Road, Kai Tak, Hong Kong. The registered office address of each of NFIHL, Nan Fung Life Sciences and NFLS Beta is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
Citizenship: Pivotal is a Cayman Islands exempted limited partnership. Pivotal GP is a Cayman Islands exempted limited partnership. Ultimate General Partner is a Cayman Islands exempted company. Pivotal Partners is a Cayman Islands exempted company. Pivotal Life Sciences is a Cayman Islands exempted company. Nan Fung Life Sciences, NFIHL and NFGHL are incorporated in the British Virgin Islands. NFLS Beta is incorporated in the British Virgin Islands and NFLS Platform is incorporated in the Cayman Islands. Mr. Kam Chung Leung, Mr. Pui Kuen Cheung, Mr. Meng Gao, Mr. Chun Wai Nelson Tang and Ms. Xintong Sun are citizens of the Hong Kong Special Administrative Region of the People's Republic of China. Ms. Heqing Huang is a citizen of the People's Republic of China. Mr. Frank Kai Shui Seto is a citizen of Canada. Mr. Vincent Sai Sing Cheung and Ms. Vanessa Tih Lin Cheung are citizens of the United Kingdom. Mr. Peter Bisgaard is a citizen of the United States of America and Denmark. Dr. Robert Hopfner is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 of the cover page to this Schedule 13G. Pivotal directly holds 2,300,774 Ordinary Shares. NFLS Beta directly holds 514,702 Ordinary Shares. Pivotal GP is the general partner of Pivotal, and Ultimate General Partner is the general partner of Pivotal GP. Ultimate General Partner is wholly owned by Pivotal Partners. Pivotal Partners is wholly owned by Pivotal Life Sciences. Pivotal Life Sciences is wholly owned by Nan Fung Life Sciences, and Nan Fung Life Sciences is wholly owned by NFIHL, which is wholly owned by NFGHL. NFLS Beta is wholly owned by NFLS Platform, which is wholly owned by Nan Fung Life Sciences. The members of the Executive Committee of NFGHL (the "Excomm") make investment decisions with respect to the securities of the Issuer held by NFLS Beta. Mr. Kam Chung Leung, Mr. Frank Kai Shui Seto, Mr. Vincent Sai Sing Cheung, Mr. Pui Kuen Cheung, Ms. Vanessa Tih Lin Cheung, Mr. Meng Gao, Ms. Heqing Huang and Mr. Chun Wai Nelson Tang are the members of the Excomm. The members of the Excomm and the members of the Life Sciences Committee of NFGHL make investment decisions with respect to the securities of the Issuer held by Pivotal. Mr. Kam Chung Leung, Mr. Vincent Sai Sing Cheung, Mr. Stephen Pui Kuen Cheung, Ms. Vanessa Tih Lin Cheung, Mr. Meng Gao, Ms. Xintong Sun, Mr. Peter Bisgaard, and Dr. Robert Hopfner are the members of the Life Sciences Committee of NFGHL.
Percent of class: The information required by this item with respect to each Reporting Person is set forth in Row 11 of the cover page to this Schedule 13G. The ownership percentages are based on 57,169,475 outstanding Ordinary Shares as reported in Exhibit 99.1 to the Issuer's Form 6-K furnished to the Securities and Exchange Commission on October 31, 2025.
Sole power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 5 of the cover page to this Schedule 13G.
Shared power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 6 of the cover page to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 7 of the cover page to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 8 of the cover page to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nan Fung Group Holdings Limited: /s/ Tang Chun Wai Nelson, Tang Chun Wai Nelson, Director (11/14/2025)
- NF Investment Holdings Limited: /s/ Tang Chun Wai Nelson, Tang Chun Wai Nelson, Director (11/14/2025)
- Nan Fung Life Sciences Holdings Limited: /s/ Sun Xintong, Sun Xintong, Director (11/14/2025)
- NFLS Platform Holdings Limited: /s/ Sun Xintong, Sun Xintong, Director (11/14/2025)
- NFLS Beta Limited: /s/ Sun Xintong, Sun Xintong, Director (11/14/2025)
- Pivotal Life Sciences Holdings Limited: /s/ Sun Xintong, Sun Xintong, Director (11/14/2025)
- Pivotal Partners Ltd: /s/ Sun Xintong, Sun Xintong, Director (11/14/2025)
- Pivotal bioVenture Partners Fund I U.G.P. Ltd.: /s/ Robert Hopfner, Robert Hopfner, Authorized Signatory (11/14/2025)
- Pivotal bioVenture Partners Fund I G.P., L.P.: /s/ Robert Hopfner, By: Pivotal bioVenture Partners Fund I U.G.P. Ltd., its general partner; By: Robert Hopfner, Authorized Signatory (11/14/2025)
- Pivotal bioVenture Partners Fund I, L.P.: Pivotal bioVenture Partners Fund I G.P., L.P., its general partner (11/14/2025)
- Pivotal bioVenture Partners Fund I, L.P.: Pivotal bioVenture Partners Fund I U.G.P. Ltd., its general partner (11/14/2025)
- Pivotal bioVenture Partners Fund I, L.P.: /s/ Robert Hopfner, Robert Hopfner, Authorized Signatory (11/14/2025)